UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

YELP INC.
 (Name of Issuer)

Class A Common Stock, par value $0.000001 per share
 (Title of Class of Securities)

985817105
 (CUSIP Number)

January 3, 2013**
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ]           Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

** Although this Statement, filed pursuant to Rule 13d-1(b), is not due until 45 days after the end of the calendar year in which the Reporting Persons became obligated to file, the Reporting Persons have elected to file this Statement early, to report beneficial ownership of more than five percent of the Shares (defined herein).

SCHEDULE 13G

CUSIP No.: 985817105		Page 2 of 11 Pages

1.	Names of Reporting Persons. TYBOURNE CAPITAL MANAGEMENT (HK) LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,067,301
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,067,301
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,067,301
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.3%
12.	Type of Reporting Person FI

SCHEDULE 13G

CUSIP No.: 985817105		Page 3 of 11 Pages

1.	Names of Reporting Persons. TYBOURNE CAPITAL MANAGEMENT LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,067,301
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,067,301
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,067,301
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.3%
12.	Type of Reporting Person HC

SCHEDULE 13G

CUSIP No.: 985817105		Page 4 of 11 Pages

1.	Names of Reporting Persons. TYBOURNE KESARI LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,067,301
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,067,301
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,067,301
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.3%
12.	Type of Reporting Person HC

SCHEDULE 13G

CUSIP No.: 985817105		Page 5 of 11 Pages

1.	Names of Reporting Persons. VISWANATHAN KRISHNAN
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,067,301
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,067,301
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,067,301
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.3%
12.	Type of Reporting Person IN, HC

SCHEDULE 13G

CUSIP No.: 985817105		Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Yelp Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

706 Mission St., San Francisco, California 95103

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Tybourne Capital Management (HK) Limited (“Tybourne HK”);
ii)	Tybourne Capital Management Limited (“Tybourne Cayman”);
iii)	Tybourne Kesari Limited (“Tybourne Kesari”); and
iv)	Viswanathan Krishnan (“Mr. Krishnan”)

This statement relates to Shares (as defined herein) held for the account of Tybourne Equity Master Fund (“Tybourne Master Fund”).  Tybourne HK serves as the investment advisor to Tybourne Master Fund.  Tybourne Cayman serves as the manager to Tybourne Master Fund and the parent of Tybourne HK. Tybourne Kesari is the parent of Tybourne Cayman.  Mr. Krishnan is the principal and sole shareholder of Tybourne Kesari.  In such capacities, Tybourne HK, Tybourne Cayman, Tybourne Kesari and Mr. Krishnan may be deemed to have voting and dispositive power over the Shares held for the Tybourne Master Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Tybourne HK and Mr. Krishnan is 2302 Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The address of the registered office of each of Tybourne Cayman and Tybourne Kesari is 190 Elgin Avenue, George Town Grand Cayman KY1-9005 Cayman Islands.

Item 2(c).	Citizenship:

i)	Tybourne HK is a company incorporated in Hong Kong with limited liability;

ii)	Tybourne Cayman is a company incorporated in the Cayman Islands with limited liability;

iii)	Tybourne Kesari is organized in the Cayman Islands; and

iv)	Mr. Krishnan is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.000001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

985817105

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

SCHEDULE 13G

CUSIP No.: 985817105		Page 7 of 11 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of January 11, 2013, each of the Reporting Persons may be deemed the beneficial owner of 1,067,301 Shares.  All Shares are held for the account of Tybourne Master Fund.

Item 4(b)	Percent of Class:

As of January 11, 2013, each of the Reporting Persons may be deemed the beneficial owner of approximately 6.3% of Shares outstanding.  (There were 16,998,750 Shares outstanding as of October 31, 2012, according to the Issuer’s quarterly report on Form 10-Q, filed November 2, 2012.)

Item 4(c)	Number of Shares as to which such person has:

Tybourne HK, Tybourne Cayman, Tybourne Kesari and Mr. Krishnan:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,067,301
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,067,301

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Item 2 and 4 hereof. Tybourne Master Fund is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

SCHEDULE 13G

CUSIP No.: 985817105		Page 8 of 11 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I further certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Tybourne Capital Management (HK) Limited, licensed with the Securities and Futures Commission of Hong Kong to conduct asset management regulated activities, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution listed in Rule 13d-1(b)(1)(ii)(E). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SCHEDULE 13G

CUSIP No.: 985817105		Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TYBOURNE CAPITAL MANAGEMENT (HK) LIMITED

By:	/s/ Tanvir Ghani
Tanvir Ghani, Chief Operating Officer

TYBOURNE CAPITAL MANAGEMENT LIMITED

By:	Tybourne Kesari Limited, its parent

By:	/s/ Viswanathan Krishnan
Viswanathan Krishnan, Principal

TYBOURNE KESARI LIMITED

By:	/s/ Viswanathan Krishnan
Viswanathan Krishnan, Principal

VISWANATHAN KRISHNAN

/s/ Viswanathan Krishnan

January 14, 2013

SCHEDULE 13G

CUSIP No.: 985817105		Page 10 of 11 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	11

SCHEDULE 13G

CUSIP No.: 985817105		Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of Yelp, Inc. dated as of January 14, 2013 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

TYBOURNE CAPITAL MANAGEMENT (HK) LIMITED

By:	/s/ Tanvir Ghani
Tanvir Ghani, Chief Operating Officer

TYBOURNE CAPITAL MANAGEMENT LIMITED

By:	Tybourne Kesari Limited, its parent

By:	/s/ Viswanathan Krishnan
Viswanathan Krishnan, Principal

TYBOURNE KESARI LIMITED

By:	/s/ Viswanathan Krishnan
Viswanathan Krishnan, Principal

VISWANATHAN KRISHNAN

/s/ Viswanathan Krishnan

January 14, 2013